                                                Filed pursuant to Rule 424(b)(2)
                                                Registration No. 333-49893

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 17, 1998)
                                  $250,000,000

                                      LOGO
                    $125,000,000 6.65% SENIOR NOTES DUE 2008
                 $125,000,000 7.125% SENIOR DEBENTURES DUE 2028
                               ------------------

    The 6.65% Senior Notes due 2008 (the "2008 Notes") will mature on June 1, 2008, and the 7.125% Senior Debentures due 2028 (the "2028 Debentures" and, together with the 2008 Notes, the "Securities") will mature on June 1, 2028. Interest on the Securities will be payable semiannually in arrears on June 1 and December 1 of each year, commencing December 1, 1998.

    The Securities will be redeemable, as a whole or in part, at the option of The Neiman Marcus Group, Inc. (the "Company") at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of such Securities and
(b) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon, discounted on a semiannual basis at the Treasury Rate (as defined herein) plus 15 basis points in the case of the 2008 Notes and the Treasury Rate plus 20 basis points in the case of the 2028 Debentures, plus in either case accrued interest to the date of redemption. See "Description of the Securities -- Optional Redemption."

    Each of the Securities will be represented by global securities ("Global Securities") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in such certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC's participants. Owners of beneficial interests in the certificates representing the Securities will be entitled to physical delivery of Securities in certificated form in the amount of their respective beneficial interests only under the limited circumstances described herein. See "Description of the Securities -- Book-Entry System."
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================
                                                      PRICE TO             UNDERWRITING           PROCEEDS TO
                                                     PUBLIC(1)             DISCOUNT(2)           COMPANY(1)(3)
-------------------------------------------------------------------------------------------------------------------
Per 2008 Note                                         99.876%                 .650%                 99.226%
-------------------------------------------------------------------------------------------------------------------
Total                                               $124,845,000             $812,500             $124,032,500
-------------------------------------------------------------------------------------------------------------------
Per 2028 Debenture                                    99.814%                 .875%                 98.939%
-------------------------------------------------------------------------------------------------------------------
Total                                               $124,767,500            $1,093,750            $123,673,750
===================================================================================================================

  (1) Plus accrued interest, if any, from May 27, 1998 to date of delivery.
  (2) For information regarding indemnification of the Underwriters, see "Underwriting."
  (3) Before deducting expenses payable by the Company estimated at $700,000.
                               ------------------

    The Securities are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of Global Securities representing the Securities will be made through the facilities of DTC on or about May 27, 1998, against payment therefor in immediately available funds.
                               ------------------

SALOMON SMITH BARNEY
                             CHASE SECURITIES INC.
                                                  MERRILL LYNCH & CO.
May 21, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING STABILIZING AND SHORT-COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     The Company, operating through Neiman Marcus Stores, Bergdorf Goodman and NM Direct, is the preeminent high-end specialty retailer in the United States. The Neiman Marcus and Bergdorf Goodman names are renowned for style, quality and service. The 30 Neiman Marcus stores are located in premier retail locations in major markets nationwide and the two Bergdorf Goodman stores, the main store and the Bergdorf Goodman Men store, are located in Manhattan at 58th Street and Fifth Avenue. Neiman Marcus Stores and Bergdorf Goodman have maintained a consistent focus on offering high-end fashion apparel and accessories primarily from leading designers. NM Direct, the Company's direct marketing operation, offers a mix of apparel and home furnishings which is complementary to the Neiman Marcus Stores merchandise. NM Direct also publishes the Horchow catalogues, the world famous Neiman Marcus Christmas Catalogue and the recently acquired Chef's Catalog, a leading direct marketer of gourmet cookware and high-end kitchenware.

     The Company offers its customers an extensive and carefully edited assortment of high-end traditional and contemporary designer merchandise which generally has limited distribution. While the Company serves a wide range of customers, the Company believes that its core customers are generally 45 years of age and older with household incomes in excess of $100,000. The Company is committed to meeting the lifestyle needs and exceeding the expectations of its customers for both merchandise quality and selection and customer service and attention. The Company strives to create a unique shopping experience for the most discerning and fashion conscious individuals. This experience is created by building personal relationships with customers and working closely with designer resources to offer exciting and fashionable merchandise in an elegant retail environment.

     Neiman Marcus Stores. Neiman Marcus Stores offers women's and men's apparel, fashion accessories, shoes, cosmetics, furs, precious and fashion jewelry, decorative home accessories, fine china, crystal and silver, gourmet food products, children's apparel and gift items. As of the date of this Prospectus Supplement, the Company operated 30 Neiman Marcus stores, located in 16 states and the District of Columbia. In fiscal 1997, 29% of Neiman Marcus Stores sales were generated from the West, 24% from Texas, 20% from the Northeast, 16% from the Midwest and 11% from the Southeast. The average size of a Neiman Marcus store is approximately 142,000 gross square feet, and the stores range in size from 90,000 gross square feet to 269,000 gross square feet.

     The Company will continue to evaluate opportunities to expand its store base in a selective and financially disciplined manner. A new 160,000 gross square foot store in Honolulu's Ala Moana Center is currently scheduled to open in September 1998. The Company also has announced plans for five stores which it currently expects to open in the 1999-2001 time period. Two of these stores will replace existing locations in the Dallas and Houston markets. The other new stores are currently planned for Oyster Bay in New York and Coral Gables and Palm Beach in Florida.

     In October 1997, the Company announced plans to test a new retailing format, called The Galleries of Neiman Marcus, which will offer precious and fashion jewelry, gifts and home accessories. The Company expects to test this format by opening three stores of approximately 10,000 to 15,000 gross square feet each, the first of which is expected to open in Cleveland, Ohio in the fall of 1998. The Company believes this new concept will allow it to take advantage of its expertise as one of the country's leading retailers of jewelry, gifts and home accessories and to extend the Neiman Marcus brand into additional markets.

     Bergdorf Goodman. The Company operates two Bergdorf Goodman stores in Manhattan at 58th Street and Fifth Avenue. The main Bergdorf Goodman store consists of 250,000 gross square feet. The core of Bergdorf Goodman's offerings includes high-end women's apparel and unique fashion accessories from leading designers. Bergdorf Goodman also features traditional and contemporary decorative home accessories, precious and fashion jewelry, gifts and gourmet foods. Bergdorf Goodman Men consists of 66,000 gross square feet and is dedicated to fine men's apparel and accessories. Over the next 18 months, the Company expects to add approximately 13,000 square feet of selling space to the main store through renovations and plans to add additional selling space at that location through further renovations in the next several years.

     NM Direct. NM Direct offers customers the opportunity to purchase upscale quality designed and crafted merchandise with the convenience of at-home shopping. NM Direct primarily offers women's apparel under the Neiman Marcus name and, through its Horchow catalogues, offers quality home furnishings, tabletop, linens and decorative accessories. NM Direct also offers a broad range of more moderately priced items through its Trifles and Grand Finale lines and annually publishes the world famous Neiman Marcus Christmas Catalogue. In January 1998, NM Direct acquired Chef's Catalog, a leading direct marketer of gourmet cookware and high-end kitchenware.

     The Company also operates six clearance centers which average 19,000 gross square feet each. These stores provide an efficient and controlled outlet for the sale of marked down merchandise from Neiman Marcus Stores, Bergdorf Goodman and NM Direct. The Company expects to open five additional clearance centers during the next 18 months.

     Harcourt General, Inc. ("Harcourt General") currently owns approximately 53% of the common stock of the Company. Four of Harcourt General's senior officers, including its Chairman and Chief Executive Officer, its Presidents and Co-Chief Operating Officers and its Senior Vice President and Chief Financial Officer, are directors of the Company and virtually all of Harcourt General's officers and corporate staff occupy similar positions with the Company.

     The Company frequently evaluates strategic opportunities within its existing businesses. Although the Company has no pending understandings or agreements with respect to acquisitions, the Company may from time to time pursue acquisitions.

     The Company's corporate headquarters are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02167 (telephone: (617) 232-0760). The Company's Common Stock is traded on the New York Stock Exchange under the symbol "NMG."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Securities are estimated to be $247,006,250 after deducting underwriting discounts and estimated expenses payable by the Company. The Company currently intends to use the net proceeds to repay indebtedness incurred under its revolving credit facility (the "Credit Facility"). The Credit Facility expires on October 29, 2002 and borrowings thereunder bear interest at a rate determined in accordance with one of four pricing options selected by the Company (5.88% at May 11, 1998). The Company's plans to repay such indebtedness may change as a result of changes in market conditions and other factors, and there can be no assurance that the Company will apply the net proceeds to repay such indebtedness. Any net proceeds not used to repay such indebtedness will be used for general corporate purposes, which may include capital expenditures, working capital requirements, repayment or reduction of other indebtedness, acquisitions and other business ventures. Pending such application, the net proceeds will be invested in short-term investment grade securities.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of January 31, 1998 on a historical basis and on an as adjusted basis giving effect to the sale of the Securities and application of the proceeds therefrom to repay borrowings under the Credit Facility. See "Use of Proceeds." This table should be read in conjunction with, and is qualified by reference to, the Company's consolidated financial statements and related notes contained in documents incorporated by reference in the accompanying Prospectus.

                                                                    JANUARY 31, 1998
                                                              ----------------------------
                                                              HISTORICAL    AS ADJUSTED(1)
                                                              ----------    --------------
                                                                     (IN THOUSANDS)
Current portion of capital lease obligations................   $    632        $    632
                                                               ========        ========
Long-term debt:
  Revolving credit agreement................................   $325,000        $ 75,000
  Senior notes and debentures...............................         --         250,000
  Capital lease obligations.................................      5,290           5,290
                                                               --------        --------
     Total long-term debt...................................    330,290         330,290
                                                               --------        --------
Shareholders' equity........................................    616,290         616,290
                                                               --------        --------
     Total capitalization...................................   $946,580        $946,580
                                                               ========        ========

---------------
(1) The as adjusted information gives effect to the sale of the Securities and the repayment of borrowings under the Company's Credit Facility as if such events occurred on January 31, 1998.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary historical consolidated financial data presented below for the three fiscal years in the period ended August 2, 1997 have been derived from the Company's audited consolidated financial statements for each of the three fiscal years in the period ended August 2, 1997 and are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and notes thereto and the other financial information incorporated by reference in the accompanying Prospectus. The unaudited financial data for the twenty-six weeks ended February 1, 1997 and January 31, 1998 have been prepared by management and include all adjustments (consisting only of normal recurring accruals) which management considers necessary for a fair presentation of the results of operations and financial position of the Company for the periods and as of the dates indicated. The Company's businesses are seasonal in nature and the results of operations for the twenty-six weeks ended January 31, 1998 are not necessarily indicative of the results for the full year.

                                         FISCAL YEAR ENDED                 TWENTY-SIX WEEKS ENDED
                               --------------------------------------    --------------------------
                                JULY 29,     AUGUST 3,     AUGUST 2,     FEBRUARY 1,    JANUARY 31,
                                  1995        1996(1)         1997         1997(2)        1998(2)
                               ----------    ----------    ----------    -----------    -----------
                                                          (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues.....................  $1,888,249    $2,075,003    $2,209,891    $1,206,050     $1,288,886
Cost of goods sold including
  buying and occupancy
  costs......................   1,276,776     1,416,296     1,504,858       811,200        863,160
Selling, general and
  administrative
  expenses(3)................     448,956       485,533       509,687       277,910        297,010
Corporate expenses...........      12,465        13,719        14,364         6,796          6,695
                               ----------    ----------    ----------    ----------     ----------
Operating earnings(3)........     150,052       159,455       180,982       110,144        122,021
Interest expense.............     (33,958)      (28,228)      (26,330)      (14,353)       (11,816)
                               ----------    ----------    ----------    ----------     ----------
Earnings from continuing
  operations before income
  taxes......................     116,094       131,227       154,652        95,791        110,205
Income taxes.................      48,759        53,803        63,407        39,274         44,082
                               ----------    ----------    ----------    ----------     ----------
Earnings from continuing
  operations.................      67,335        77,424        91,245        56,517         66,123
Loss from discontinued
  operations net of taxes
  (including loss on disposal
  of $9,873 in 1995)(4)......     (11,727)           --            --            --             --
                               ----------    ----------    ----------    ----------     ----------
Net earnings.................      55,608        77,424        91,245        56,517         66,123
Loss on redemption of
  redeemable preferred
  stocks(5)..................          --            --       (22,361)      (22,361)            --
Dividends and accretion on
  redeemable preferred
  stocks.....................     (29,092)      (29,104)       (6,201)       (6,201)            --
                               ----------    ----------    ----------    ----------     ----------
Net earnings applicable to
  common shareholders........  $   26,516    $   48,320    $   62,683    $   27,955     $   66,123
                               ==========    ==========    ==========    ==========     ==========
HISTORICAL BALANCE SHEET
  DATA:
Cash and equivalents.........  $   13,695    $   12,659    $   16,861    $   23,780     $   22,916
Total assets.................   1,108,437     1,252,350     1,287,860     1,309,081      1,403,328
Total current liabilities....     374,580       374,048       331,492       316,306        359,190
Total debt(6)................     256,306       325,197       306,143       376,426        330,922
Redeemable preferred
  stocks(5)..................     405,442       407,426            --            --             --
Total common shareholders'
  equity(5)..................      26,547        75,607       554,728       519,970        616,290

                                                  FISCAL YEAR ENDED                      TWENTY-SIX WEEKS ENDED
                                     -------------------------------------------    --------------------------------
                                      JULY 29,       AUGUST 3,       AUGUST 2,       FEBRUARY 1,       JANUARY 31,
                                        1995          1996(1)           1997           1997(2)           1998(2)
                                     -----------    ------------    ------------    --------------    --------------
                                     (IN THOUSANDS, EXCEPT RATIOS, SALES PER SQUARE FOOT DATA AND NUMBER OF STORES)
OTHER DATA:
Increase in comparable sales:
  Neiman Marcus Stores(7)..........        6.7%            6.5%            5.3%             5.4%              7.2%
  Total(8).........................        5.5%            5.4%            4.7%             4.4%              6.5%
Retail store sales per average
  square foot(9):
  Neiman Marcus Stores.............   $    360        $    380        $    392         $    212          $    228
  Bergdorf Goodman.................   $    764        $    786        $    803         $    433          $    476
Gross margin(10)...................       32.4%           31.7%           31.9%            32.7%             33.0%
Selling, general and administrative
  expenses as a percentage of
  revenues(3)......................       23.8%           23.4%           23.1%            23.0%             23.0%
Operating profit margin(3)(11).....        7.9%            7.7%            8.2%             9.1%              9.5%
Depreciation and amortization......   $ 48,397        $ 56,305        $ 59,820         $ 30,425          $ 31,404
Capital expenditures...............   $ 93,514        $ 85,736        $ 53,037         $ 23,279          $ 36,641
EBITDA(12).........................   $198,449        $215,760        $240,802         $140,569          $153,425
EBITDA as a percentage of total
  revenues.........................       10.5%           10.4%           10.9%            11.7%             11.9%
Ratio of earnings to fixed
  charges(13)......................        3.2             3.8             4.5              5.2               6.2
Number of stores at end of period:
  Neiman Marcus Stores.............         27              29              30               30                30
  Bergdorf Goodman.................          2               2               2                2                 2

---------------
(1)  Fiscal 1996 was a 53 week year.

(2) The Company's businesses are seasonal in nature, and historically the results of operations for these periods have not been indicative of the results for the full year.

(3) In March 1995 the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for certificates representing undivided interests in such receivables. The securitization resulted in a decrease in finance charge income (which is recorded as an offset to selling, general and administrative expenses) and a resulting decrease in operating earnings in the periods presented. The following chart shows selling, general and administrative expenses and operating earnings as if the securitization had not occurred:

                                   FISCAL YEAR ENDED               TWENTY-SIX WEEKS ENDED
                           ----------------------------------    --------------------------
                           JULY 29,    AUGUST 3,    AUGUST 2,    FEBRUARY 1,    JANUARY 31,
                             1995        1996         1997         1997(2)        1998(2)
                           --------    ---------    ---------    -----------    -----------
Selling, general and
  administrative
  expenses...............  $441,856    $466,493     $490,647      $268,390       $287,490
Selling, general and
  administrative expenses
  as a percentage of
  revenues...............      23.4%       22.5%        22.2%         22.3%          22.3%
Operating earnings.......  $157,152    $178,495     $200,022      $119,664       $131,541
Operating profit
  margin.................       8.3%        8.6%         9.1%          9.9%          10.2%

     The securitization also had the effect of reducing accounts receivable in fiscal 1995 by approximately $246 million.

(4)  Reflects the operations of Contempo Casuals which were sold in June 1995.

(5) In October 1996, the Company issued 8.0 million shares of common stock to the public at $35.00 per share. The net proceeds were used in November 1996, together with 3.9 million shares of the Company's common stock and borrowings of approximately $20.0 million, to purchase all of its outstanding redeemable preferred stock from Harcourt General, Inc. and to pay accrued and unpaid dividends. In connection with this transaction, the Company incurred a non-recurring charge to net earnings applicable to common shareholders of $22.4 million.

(6)  Includes capital lease obligations.

(7) Comparable sales represents net sales of stores open in both reporting periods for the portion of such period open. In fiscal 1996, comparable sales exclude the impact of the 53rd week.

(8) Total comparable sales represents (i) net sales of stores open in both reporting periods for the portion of such period open and (ii) NM Direct net sales. In fiscal 1996, comparable sales exclude the impact of the 53rd week.

(9) Sales per average square foot in each period represent net retail store sales for such period divided by the average of total gross square feet of stores. In fiscal 1996, sales per average square foot exclude sales for the 53rd week.

(10) Gross margin represents revenues less cost of goods sold including buying and occupancy costs as a percentage of revenues.

(11) Operating profit margin represents operating earnings as a percentage of revenues.

(12) "EBITDA" is defined as earnings from continuing operations before income taxes plus depreciation and amortization and interest expense. The Company believes EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties. EBITDA is presented solely as a supplement to the other information provided above. EBITDA is not a substitute for operating and cash flow data as determined in accordance with generally accepted accounting principles.

(13) Fixed charges consist of interest expense (including amortization of previously capitalized interest) and approximately 40.0% of rent expense (estimated by management to be the interest component of such rent expense).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Twenty-Six Weeks Ended January 31, 1998 Compared to Twenty-Six Weeks Ended February 1, 1997

     Revenues. Revenues in the twenty-six weeks ended January 31, 1998 increased $82.8 million or 6.9% over revenues in the twenty-six weeks ended February 1, 1997. Neiman Marcus Stores and Bergdorf Goodman revenues rose, reflecting comparable sales increases of 7.2% and 9.9%, respectively, in the first half of 1998. Revenues at NM Direct increased slightly, due primarily to sales from Chef's Catalog, a direct-marketer of gourmet cookware and high-end kitchenware, which was acquired at the beginning of January 1998.

     Cost of Goods Sold. Cost of goods sold, including buying and occupancy costs, increased $52.0 million or 6.4% compared to the same period last year. As a percentage of revenues, cost of goods sold, including buying and occupancy costs, decreased to 67.0% in the first half of fiscal 1998 compared to 67.3% in the first half of fiscal 1997. Margins improved in fiscal 1998 due principally to proportionately lower buying and occupancy costs.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 6.9% to $297.0 million from $277.9 million in the first half of fiscal 1997 primarily due to higher sales volume. As a percentage of revenues, selling, general and administrative expenses were unchanged at 23.0% in the first half of both fiscal 1998 and 1997.

     Interest Expense. Interest expense decreased 17.7% to $11.8 million in the fiscal 1998 period. The decrease resulted from lower average outstanding borrowings as well as from a lower effective interest rate on such borrowings. In fiscal 1997 the Company repaid its fixed rate senior notes upon maturity with borrowings under its revolving credit agreement.

CHANGES IN FINANCIAL CONDITION AND LIQUIDITY SINCE AUGUST 2, 1997

     During the first twenty-six weeks of fiscal 1998, the Company financed its working capital needs, capital expenditures and the acquisition of Chef's Catalog primarily with cash borrowings under the Credit Facility and cash generated from operations. The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in the Company's Condensed Consolidated Statement of Cash Flows contained in the Company's quarterly report for the period ended January 31, 1998, incorporated by reference in the accompanying Prospectus.

     Net cash provided by operating activities was $125.2 million during the twenty-six weeks ended January 31, 1998 as compared to $67.0 million in the first half of fiscal 1997. The primary items affecting working capital since August 2, 1997 were an increase in accounts payable and accrued liabilities ($19.6 million), partially offset by a seasonal decrease in merchandise inventories ($21.7 million).

     Capital expenditures were $36.6 million during the first half of fiscal 1998 as compared to $23.3 million in the first half of fiscal 1997. The Company's capital expenditures consisted principally of the construction of a new Neiman Marcus store in Honolulu's Ala Moana Center, expected to open in September, 1998, and existing store renovations. Capital expenditures are expected to approximate $100.0 million during fiscal 1998.

     In January 1998, the Company acquired Chef's Catalog, for approximately $31.0 million in cash. The acquisition was funded primarily through borrowings under its Credit Facility.

     The Company has increased its bank borrowings by $25.0 million since August 2, 1997. At January 31, 1998, the Company had $325.0 million in borrowings outstanding and $325.0 million available under its Credit Facility. The Company believes that it will have sufficient resources to fund its planned capital growth and operating requirements.

YEAR 2000 DATE CONVERSION

     The Company has evaluated the effect of the year 2000 date on its computer systems and is implementing plans to ensure its systems and applications will effectively process information necessary to support ongoing operations of the Company in the year 2000 and beyond. The Company is engaging both internal and external resources to reprogram and test its systems for year 2000 compliance. The Company currently anticipates substantially completing the year 2000 project by January 1999. Based on management's current estimates, the costs of system modifications and enhancements, which have been and will be expensed as incurred, are not expected to be material to the results of operations or the financial position of the Company. Additionally, the Company continues to invest in new technology in connection with its ongoing systems development plans.

     The Company has initiated formal communications with its significant vendors to determine the extent to which the Company's interface systems and operations are vulnerable to those third parties' failure to rectify their own year 2000 issues. There can be no assurance that the systems of other companies on which the Company's systems rely will be timely converted and will not have an adverse effect on the Company's operations.

SEASONALITY

     The specialty retail industry is seasonal in nature, and as a result a higher level of the Company's sales and earnings are generated in the first six months of the fiscal year. The Company's working capital requirements and inventories increase substantially in the first quarter in anticipation of the holiday selling season.

FORWARD-LOOKING STATEMENTS

     Statements in this Prospectus Supplement referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to: changes in economic conditions or consumer confidence; changes in consumer preferences or fashion trends; delays in anticipated store openings; adverse weather conditions, particularly during peak selling seasons; changes in demographic or retail environments; competitive influences; significant increases in paper, printing and postage costs; and changes in the Company's relationships with designers and other resources.

                         DESCRIPTION OF THE SECURITIES

     The following description of the Securities offered hereby supplements, and to the extent inconsistent therewith, supersedes, insofar as such description relates to the Securities, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Reference should be made to the accompanying Prospectus for a detailed summary of the provisions of the Indenture (as defined in the accompanying Prospectus) under which the Securities are issued.

2008 NOTES

     The 2008 Notes are limited to $125,000,000 aggregate principal amount and will mature on June 1, 2008.

     The 2008 Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from May 27, 1998, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 1998, to the persons in whose names the 2008 Notes are registered at the close of business on the preceding May 15 or November 15, as the case may be.

2028 DEBENTURES

     The 2028 Debentures are limited to $125,000,000 aggregate principal amount and will mature on June 1, 2028.

     The 2028 Debentures will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from May 27, 1998, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 1998, to the persons in whose names the 2028 Debentures are registered at the close of business on the preceding May 15 or November 15, as the case may be.

OPTIONAL REDEMPTION

     The Securities will be redeemable, as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of the Securities to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2008 Notes and the Treasury Rate plus 20 basis points in the case of the 2028 Debentures, plus in any case accrued interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (b) if such release (or any successor release) is not published or does not contain such prices on such business day, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York time on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, Chase Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, their respective successors and any such other Primary Treasury Dealer as the Company designates; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any Security, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Securities, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Securities to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the Securities or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

     The Securities initially will be represented by Global Securities deposited with DTC and registered in the name of a nominee of DTC. Except as set forth below, the Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. The term "Depository" refers to DTC or any successor depository.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance by the Company of Securities represented by the Global Securities, the Depository or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such Global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in Securities represented by the Global Securities will be limited to participants or persons that hold interest through participants. Ownership of such beneficial interests in Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to interests of participants in the Depository), or by participants in the Depository or persons that may hold interests through such participants (with respect to persons other than participants in the Depository). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in Securities represented by Global Securities.

     So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless the Company elects to issue individual Securities in definitive form in exchange for Global Securities, as described in the third succeeding paragraph, owners of beneficial interests in Global Securities will not be entitled to have the Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until the Global Securities are exchanged in whole or in part for individual certificates evidencing the Securities represented thereby, such Global Securities may not be transferred except as a whole (i) by the Depository for such Global Securities to a nominee of such Depository, (ii) by a nominee of such Depository to such Depository or another nominee of such Depository or (iii) by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor Depository.

     Payments of principal of and interest on the Securities represented by Global Securities registered in the name of the Depository or its nominee will be made by the Company through the Paying Agent (as defined in the Indenture) to the Depository or its nominee, as the case may be, as the registered owner of such Global Securities.

     The Company has been advised that the Depository or its nominee, upon receipt of any payment of principal or interest in respect of the Securities represented by Global Securities, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective beneficial interest in the Securities represented by the Global Securities as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in the Securities represented by the Global Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

     If the Depository is at any time unwilling or unable to continue as Depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Securities in definitive form in exchange for the Global Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Securities represented by Global Securities, and, in such event, will issue individual 2008 Notes or 2028 Debentures, as the case may be, in definitive form in exchange for the Global Securities. Notwithstanding the foregoing sentence, the Company has no present intention to issue individual 2008 Notes or 2028 Debentures in definitive form and, except as described in the first sentence of this paragraph, does not currently anticipate that any circumstances will arise under which it would do so. In either instance, the Company will issue 2008 Notes or 2028 Debentures in definitive form equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depository shall request. 2008 Notes or 2028 Debentures so issued in definitive form will be issued in dominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     Neither the Company, the Trustee, any Paying Agent (as defined in the Indenture) nor the registrar for the Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Securities represented by such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the amount of 2008 Notes and 2028 Debentures set forth opposite its name below:

                                              PRINCIPAL AMOUNT     PRINCIPAL AMOUNT
                UNDERWRITERS                   OF 2008 NOTES      OF 2028 DEBENTURES
                ------------                  ----------------    ------------------
Salomon Brothers Inc........................    $ 41,700,000         $ 41,700,000
Chase Securities Inc. ......................      41,650,000           41,650,000
Merrill Lynch, Pierce, Fenner & Smith,
  Incorporated..............................      41,650,000           41,650,000
                                                ------------         ------------
     Total..................................    $125,000,000         $125,000,000
                                                ============         ============

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the 2008 Notes and 2028 Debentures offered hereby if any 2008 Notes or 2028 Debentures are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that they propose initially to offer the 2008 Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession of not more than .40% of the principal amount of the 2008 Notes. The Underwriters may allow and such dealers may reallow a concession of not more than .25% of the principal amount of the 2008 Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company has been advised by the Underwriters that they propose initially to offer the 2028 Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession of not more than .50% of the principal amount of the 2028 Debentures. The Underwriters may allow and such dealers may reallow a concession of not more than .25% of the principal amount of the 2028 Debentures to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company has been advised by the Underwriters that they intend to make a market in the Securities, but that they are not obligated to do so and may discontinue making a market at any time without notice. The Company currently has no intention to list the Securities on any securities exchange, and there can be no assurance given as to the liquidity of the trading market for the Securities.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking and general financing and banking services to the Company and its affiliates, for which they received or will receive customary fees. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the Documentation Agent and a lender under the Credit Facility and will receive a portion of the amount repaid under such Credit Facility with the proceeds of the Offering. See "Use of Proceeds."

     Salomon Brothers Inc, on behalf of the Underwriters, may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the prices of the Securities to be higher than they would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The legality of the Securities offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                      [This Page Intentionally Left Blank]

PROSPECTUS
                                  $500,000,000

                              [NEIMAN MARCUS LOGO]

                                DEBT SECURITIES

     The Neiman Marcus Group, Inc. (the "Company") intends to sell from time to time its senior debt securities, consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"). The Debt Securities offered by the Company hereby will have an aggregate initial public offering price not to exceed $500,000,000. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in Supplements to this Prospectus. The Company may sell securities to or through underwriters or dealers, directly to other purchasers or through agents. See "Plan of Distribution."

     The Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The terms of the Debt Securities, including where applicable the specific designation; aggregate principal amount; denominations; maturity; premium; interest rate (which may be fixed or variable) and time of payment of interest; terms of redemption at the option of the Company or the holder; terms for sinking fund payments; the initial public offering price; terms relating to temporary or permanent global securities; special provisions and restrictions relating to Debt Securities in bearer form or in registered form with coupons; provisions regarding registration of transfer or exchange; special provisions and restrictions relating to Debt Securities; the principal, premium, if any, and interest of which is denominated and payable in a foreign currency or currency unit; and other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered, will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     The Debt Securities may be sold directly to purchasers, through agents, underwriters or dealers as designated from time to time or through a combination of such methods. See "Plan of Distribution." If agents of the Company or any dealers or underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commission or discounts will be set forth in the Prospectus Supplement with respect to such Debt Securities.

                 THE DATE OF THIS PROSPECTUS IS APRIL 17, 1998

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer or solicitation by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Statement of Available Information..........................    3
Incorporation of Certain Documents by Reference.............    3
The Company.................................................    4
Use of Proceeds.............................................    4
Ratio of Earnings to Fixed Charges..........................    5
Earnings Per Share Data.....................................    5
Description of Debt Securities..............................    6
Plan of Distribution........................................   11
Legal Matters...............................................   11
Experts.....................................................   12

                            ------------------------

                       STATEMENT OF AVAILABLE INFORMATION

     The Company is subject to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that submit electronic filings to the Commission. The Company's Common Stock is listed on the New York Stock Exchange, and reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York,
New York 10005.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Debt Securities offered hereby. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; and with respect to each such contract, agreement or other document filed, or incorporated by reference, as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended August 2, 1997;

     (2) The Company's Quarterly Reports on Form 10-Q for the thirteen weeks ended November 1, 1997 and January 31, 1998; and

     (3) The Company's Current Report on Form 8-K filed March 24, 1998.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON A WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS (WITHOUT EXHIBITS TO SUCH DOCUMENTS OTHER THAN EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE CORPORATE RELATIONS DEPARTMENT OF THE COMPANY, 27 BOYLSTON STREET, CHESTNUT HILL, MASSACHUSETTS 02167 (TELEPHONE: (617) 232-0760).

                                  THE COMPANY

     The Company, operating through Neiman Marcus Stores, Bergdorf Goodman and NM Direct, is the preeminent high-end specialty retailer in the United States.

     NEIMAN MARCUS STORES. Neiman Marcus Stores offer women's and men's apparel, fashion accessories, shoes, cosmetics, furs, precious jewelry, decorative home accessories, fine china, crystal and silver, gourmet food products, children's apparel and gift items. As of the date of this Prospectus, the Company operated 30 Neiman Marcus stores in premier retail locations in major markets nationwide.

     BERGDORF GOODMAN. The Company operates two Bergdorf Goodman stores in Manhattan at 58th Street and Fifth Avenue. The main Bergdorf Goodman store offers high-end women's apparel and unique fashion accessories from leading designers. Bergdorf Goodman also features traditional and contemporary decorative home accessories, precious jewelry, gifts and gourmet foods. Bergdorf Goodman Men is dedicated to fine men's apparel and accessories.

     NM DIRECT. NM Direct, the Company's direct marketing operation, primarily offers women's apparel under the Neiman Marcus name and, through its Horchow catalogues, offers hard goods such as quality home furnishings, tabletop, linens and decorative accessories to its domestic and international customers. NM Direct annually publishes the world famous Neiman Marcus Christmas Catalogue. In January 1998, the Company acquired Chef's Catalog, a direct marketer of gourmet cookware and high-end kitchenware.

     Harcourt General, Inc. ("Harcourt General") currently owns approximately 53% of the common stock of the Company. Four of Harcourt General's senior officers, including its Chairman and Chief Executive Officer, its Presidents and Co-Chief Operating Officers and its Senior Vice President and Chief Financial Officer, are directors of the Company and virtually all of Harcourt General's officers and corporate staff occupy similar positions with the Company.

     The Company's corporate headquarters are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02167 (telephone: (617) 232-0760). The outstanding shares of the Company are traded on the New York Stock Exchange under the symbol "NMG."

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include capital expenditures, working capital requirements, repayment or reduction of indebtedness, acquisitions and other business ventures. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds. Pending such application, the net proceeds will be invested in short-term investment grade securities.

     More detailed information concerning the use of the proceeds from any particular offering of the Debt Securities will be contained in the Prospectus Supplement relating to such offering.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for the Company for the periods indicated. These ratios were computed by dividing earnings from continuing operations, before income taxes and fixed charges, by fixed charges. Fixed charges consist of interest expense (including amortization of previously capitalized interest) and approximately 40% of rent expense (estimated by management to be the interest component of such rent expense).

                                                     FISCAL YEAR ENDED                       TWENTY-SIX WEEKS ENDED
                                   ------------------------------------------------------   -------------------------
                                   JULY 31,   JULY 30,   JULY 29,   AUGUST 3,   AUGUST 2,   FEBRUARY 1,   JANUARY 31,
                                     1993       1994       1995       1996        1997        1997(1)       1998(1)
                                   --------   --------   --------   ---------   ---------   -----------   -----------
Ratio of earnings to fixed
  charges........................     3.6       3.4        3.2         3.8         4.5          5.2           6.2

---------------

(1) The Company's businesses are seasonal in nature, and historically the results of operations for these periods have not been indicative of the results for the full year.

                            EARNINGS PER SHARE DATA

     As required, the Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") in the twenty-six weeks ended January 31, 1998 and has restated prior periods' earnings per share information to conform to SFAS 128.

                                                     FISCAL YEAR ENDED                       TWENTY-SIX WEEKS ENDED
                                   ------------------------------------------------------   -------------------------
                                   JULY 31,   JULY 30,   JULY 29,   AUGUST 3,   AUGUST 2,   FEBRUARY 1,   JANUARY 31,
                                     1993       1994       1995       1996        1997        1997(1)       1998(1)
                                   --------   --------   --------   ---------   ---------   -----------   -----------
Amounts per share applicable to
  common shareholders:
     Basic earnings (loss) per
       share:
     Earnings from continuing
       operations................   $ 1.01     $ 0.96     $ 1.01     $ 1.27      $ 1.33       $ 0.63        $ 1.33
     Discontinued operations.....    (0.22)     (1.31)     (0.31)
     Accounting change...........    (0.30)        --         --         --          --           --            --
                                    ------     ------     ------     ------      ------       ------        ------
     Net earnings
       (loss) -- basic...........   $ 0.49     $(0.35)    $ 0.70     $ 1.27      $ 1.33       $ 0.63        $ 1.33
                                    ======     ======     ======     ======      ======       ======        ======
Diluted earnings (loss) per
  share:
     Earnings from continuing
       operations................   $ 1.00     $ 0.96     $ 1.01     $ 1.26      $ 1.32       $ 0.63        $ 1.32
     Discontinued operations.....    (0.22)     (1.31)     (0.31)
     Accounting change...........    (0.30)        --         --         --          --           --            --
                                    ------     ------     ------     ------      ------       ------        ------
     Net earnings
       (loss) -- diluted.........   $ 0.48     $(0.35)    $ 0.70     $ 1.26      $ 1.32       $ 0.63        $ 1.32
                                    ======     ======     ======     ======      ======       ======        ======
Weighted average shares
  outstanding (in thousands):
     Basic.......................   37,577     37,946     37,958     38,000      47,162       44,452        49,833
                                    ------     ------     ------     ------      ------       ------        ------
     Diluted.....................   37,697     38,012     37,999     38,218      47,335       44,627        49,995
                                    ------     ------     ------     ------      ------       ------        ------

---------------

(1) The Company's businesses are seasonal in nature, and historically the results of operations for these periods have not been indicative of the results for the full year.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute senior securities of the Company. The Debt Securities will be issued under an indenture (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee").

     A copy of the Indenture is incorporated by reference as an exhibit to the registration statement relating hereto. Certain provisions of the Indenture are referred to and summarized below. The summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Indenture. All section references below are to sections of the Indenture.

GENERAL

     The aggregate principal amount of Debt Securities which can be issued under the Indenture is unlimited (Section 301). The Debt Securities to which this Prospectus relates will be issued from time to time in amounts the proceeds of which will aggregate up to $500,000,000 and will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par or at an original issue discount. Debt Securities sold at an original issue discount may bear no interest or interest at a rate which is below market rates. The Debt Securities will be unsecured obligations of the Company issued in fully registered form without coupons or in bearer form with coupons. The Debt Securities will rank as to priority of payment with all other outstanding unsubordinated and unsecured indebtedness of the Company.

     Reference is made to the Prospectus Supplement for the following terms to the extent they are applicable to the Debt Securities: (a) designation and denomination of and any limit upon the aggregate principal amount of such Debt Securities, (b) the percentage of principal amount at which such Debt Securities will be issued, (c) the date on which such Debt Securities will mature, (d) the rate or rates (which may be fixed or floating) per annum at which such Debt Securities will bear interest, if any, or the method of determining the same,
(e) the times at which interest will be payable, (f) the terms of any redemption provisions at the option of the Company or any repayment provisions at the option of the holder, (g) whether such Debt Securities are to be issued in book-entry form, and if so, the identity of the depository and information with respect to book-entry procedures, (h) federal income tax consequences and (i) other terms of such Debt Securities.

     The Debt Securities will be effectively subordinated to all liabilities, including trade payables, of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. The Indenture does not limit the amount of indebtedness that subsidiaries may incur.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     The Company may not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all of its assets to any other Person, unless, among other things, (i) the resulting, surviving or transferee Person (if other than the Company) shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume the Company's obligations under the Debt Securities and the Indenture, and (ii) the Company or such successor Person shall not immediately thereafter be in default under the Indenture. Upon the assumption of the Company's obligations by such a Person in such circumstances, subject to certain exceptions, the Company shall be discharged from all its obligations under the Debt Securities and the Indenture (Section 801).

     Other than the restrictions on liens and sale and leaseback transactions set forth in the Indenture and described below under "Certain Covenants," the Indenture and the Debt Securities do not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving the Company or any of its subsidiaries.

AMENDMENT AND WAIVER

     Other than amendments not adverse to holders of the Debt Securities, amendments of the Indenture or the Debt Securities may be made only with the consent of the holders of a majority in principal amount of the series of Debt Securities affected (acting as one class). Waivers of compliance with any provision of the Indenture or the Debt Securities with respect to any series of Debt Securities may be made only with the consent of the holders of a majority in principal amount of the Debt Securities of that series. The consent of all holders of affected Debt Securities will be required to (a) change the stated maturity thereof, (b) reduce the principal amount thereof, (c) reduce the rate, or manner of calculating the same, or change the time or place of payment of interest thereon, or (d) impair the right to institute suit for the payment of principal thereof or interest thereon (Section 902). The holders of a majority in aggregate principal amount of Debt Securities affected may waive any past default under the applicable Indenture and its consequences, except a default
(1) in the payment of the principal of or interest on such Debt Securities, or
(2) in respect of a provision which cannot be waived or amended without the consent of all holders of Debt Securities affected (Sections 513 and 902).

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in the form of a global security which is deposited with and registered in the name of the depository (or a nominee of the depository) specified in the accompanying Prospectus Supplement. So long as the depository for a global security, or its nominee, is the registered owner of the global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such global security for all purposes under the Indenture. Except as provided in the Indenture, owners of beneficial interests in Debt Securities represented by a global security will not (a) be entitled to have such Debt Securities registered in their names, (b) receive or be entitled to receive physical delivery of certificates representing such Debt Securities in definitive form, (c) be considered the owners or holders thereof under the Indenture or (d) have any rights under the Indenture with respect to such global security. Unless and until it is exchanged in whole or in part for individual certificates evidencing the Debt Securities represented thereby, a global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee to a successor depository or any nominee of such successor. The Company, in its sole discretion, may at any time determine that any series of Debt Securities issued or issuable in the form of a global security shall no longer be represented by such global security and such global security shall be exchanged for securities in definitive form pursuant to the Indenture (Section 204).

     Upon the issuance of a global security, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of such global security to the accounts of participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to interests of participants in the depository), or by participants in the depository or persons that may hold interests through such participants (with respect to persons other than participants in the depository). Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. The specific terms of the depository arrangement with respect to a series of Debt Securities, including the manner in which principal, premium, if any, and interest on a global security will be payable and interests in such global security may be exchanged, will be described in the Prospectus Supplement relating to such series.

INFORMATION CONCERNING THE TRUSTEE

     The Company may have banking relationships in the ordinary course of business with The Bank of New York.

CERTAIN COVENANTS

     Unless otherwise provided in the Debt Securities, the Company shall not create, assume or suffer to exist any lien on any Principal Property (described below) of the Company or any Restricted Subsidiary (described below) or shares of capital stock or indebtedness of any Subsidiary, or permit any Restricted Subsidiary to do so, without securing the Debt Securities of any series having the benefit of the covenant equally and ratably with such debt for so long as such debt shall be so secured, subject to certain exceptions specified in the Indenture. The exceptions are: (a) with respect to any series of securities, any lien existing on the date of issuance of the series; (b) liens existing on property owned or leased by, or shares of capital stock or indebtedness of, an entity at the time it becomes a Restricted Subsidiary; (c) liens existing on property at the time of the acquisition or lease thereof by the Company or a Restricted Subsidiary; (d) liens on property of a corporation existing at the time such corporation is merged or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; (e) certain liens incurred on capital stock, property or assets to finance the purchase price thereof; (f) certain liens incurred on property or assets to finance the construction, alteration or improvement thereof; (g) any lien securing debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary; (h) any lien in favor of any customer arising in respect of performance deposits and partial, progress, advance or other payments made by or on behalf of such customer, for goods produced or to be produced for or services rendered or to be rendered to such customer in the ordinary course of business, which lien shall not exceed the amount of such deposits or payments; (i) mechanics', workmen's, repairmen's and similar liens arising in the ordinary course of business; (j) liens created or resulting from any litigation or proceedings which are being contested in good faith; liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review; or liens incurred by the Company or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any legal proceeding to which the Company or such Restricted Subsidiary is a party; (k) any lien for taxes or assessments or governmental charges or levies not yet due or delinquent or which can thereafter be paid without penalty or which are being contested in good faith by appropriate proceedings; any landlord's lien on property held under lease and tenants' rights under leases; easements and any other liens of a nature similar to those hereinabove described in this clause (k) which do not, in the opinion of the Company, materially impair the use of such property in the operation of the business of the Company or any Restricted Subsidiary or the value of such property for the purposes of such business; (l) any lien which may be deemed to result from an agreement or commitment to exchange securities of a Subsidiary for other securities of the Company, whether or not such securities of a Subsidiary are placed in escrow for such purpose; (m) certain liens in favor of or required by contracts with governmental entities; (n) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any lien referred to in clauses (a) through (m), so long as the principal amount of the debt secured thereby does not exceed the principal amount of debts so secured at the time of the extension, renewal or replacement (with certain exceptions) and the lien is limited to all or part of the same property subject to the lien so extended, renewed or replaced (plus improvements on the property); and (o) any lien otherwise prohibited by such covenant that secures indebtedness which, together with the aggregate amount of outstanding indebtedness secured by liens otherwise prohibited by such covenant and the value of certain sale and leaseback transactions, does not exceed 15% of the Company's Consolidated Net Assets (Section 1006).

     Unless otherwise provided in the Debt Securities, the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction covering any Principal Property of the Company or such Restricted Subsidiary unless (a) the Company or such Restricted Subsidiary would be entitled under the provisions described above to incur debt equal to the value of such sale and leaseback transaction, secured by liens on the facilities to be leased, without equally and ratably securing the Debt Securities, or (b) the Company, during the 180 days following the effective date of such sale and leaseback transaction, applies an amount equal to the value of such sale and leaseback transaction to the voluntary retirement of long-term indebtedness, purchases Principal Property having a fair value at least equal to the value of such sale and leaseback transaction or cancels Debt Securities or Funded Debt (as defined in the

Indenture) in an aggregate principal amount at least equal to the value of such sale and leaseback transaction (Section 1007).

     The Indenture defines Consolidated Net Assets as the total amount of all assets appearing on the consolidated balance sheet of the Company and its Restricted Subsidiaries (calculated as described in the Indenture), less total current liabilities other than long-term liabilities due within one year.

     The Indenture defines Restricted Subsidiary as any Subsidiary of the Company (which term generally includes majority-owned direct and indirect subsidiaries) that owns or leases a Principal Property, other than a Subsidiary that is principally engaged in the business of owning or investing in real estate (a "Real Estate Subsidiary") finance, credit, leasing, financial services or other similar operations (although the Company has no such subsidiaries as of the date of this Prospectus). The Indenture provides, however, that any Real Estate Subsidiary will become a Restricted Subsidiary in the event that a Restricted Subsidiary merges with, consolidates with or transfers substantially all of its assets to such Real Estate Subsidiary.

     The Indenture defines Principal Property as all land, buildings, machinery and equipment, and leasehold interests and improvements in respect of the foregoing, that are located in the United States of America and that would be reflected on the consolidated balance sheet of a Person; provided that such term shall not include any property which the Board of Directors of the Company by resolution determines not to be of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

     There are no other restrictive covenants contained in the Indenture.

EVENTS OF DEFAULT

     Events of Default with respect to any series of Debt Securities under the Indenture include: (a) default in the payment of any principal of, or any premium on, such series; (b) default in the payment of any installment of interest on such series and continuance of such default for a period of 30 days;
(c) default in the performance of any other covenant in the Indenture or in the Debt Securities and continuance of such default for a period of 90 days after receipt by the Company of notice of such default from the Trustee or by the Company and the Trustee from the holders of at least 25% in principal amount of Debt Securities of such series; (d) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Restricted Subsidiary (other than the Securities), or under any mortgage, indenture or instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company or any Restricted Subsidiary (other than the Securities), whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in indebtedness in excess of $15,000,000 becoming due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within 30 days after the date on which written notice thereof is given to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in principal amount of the Securities then outstanding; or (e) certain events of bankruptcy, insolvency or reorganization in respect of the Company (Section
501). The Trustee may withhold notice to the holders of a series of Debt Securities of any default (except in the payment of principal of, premium on or interest on such series of Debt Securities) if it considers such withholding to be in the interest of Holders of the Debt Securities (Section 602). Not all Events of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitute Events of Default with respect to any other series of Debt Securities.

     On the occurrence of an Event of Default with respect to a series of Debt Securities, the Trustee or the holders of at least 25% in principal amount of Debt Securities of such series then outstanding may declare the principal (or in the case of Debt Securities sold at an original issue discount, the amount specified in the terms thereof) and accrued interest thereon to be due and payable immediately (Section 502).

     Within 120 days after the end of each fiscal year, an officer of the Company must inform the Trustee whether such officer knows of any default, describing any such default and the status thereof (Section 1004). Subject to provisions relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the direction of any holders of Debt Securities unless the Trustee shall have received a satisfactory indemnity (Section 601).

DEFEASANCE

     The Indenture provides that the Company, at the Company's option, (a) will be discharged from all obligations in respect of the Debt Securities of a series (except for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or destroyed Debt Securities, maintain paying agencies and hold moneys for payment in trust), or (b) need not comply with the provisions of one or more of Sections 501(5), 1006 and 1007 of the Indenture (relating to cross-acceleration, the incurrence of liens and sale and leaseback transactions, respectively), in each case if the Company irrevocably deposits in trust with the Trustee money or obligations of or guaranteed by the United States of America which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (including any mandatory sinking fund payments) and interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise either option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. To exercise the option described in clause (a) above, such opinion must be based on a ruling of the Internal Revenue Service, a regulation of the Treasury Department or a provision of the Internal Revenue Code (Section 403).

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (a) directly to purchasers, (b) through agents, (c) to dealers as principals and (d) through underwriters.

     Offers to purchase Debt Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities is named, and any commissions payable by the Company to such agent are set forth, in the Prospectus Supplement.

     If a dealer is utilized in the sale of the Debt Securities, the Company will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

     If an underwriter or underwriters are utilized in the sale of the Debt Securities, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them. The names of the underwriters and the terms of the transaction are set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities.

     Agents, dealers or underwriters may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts providing for amounts, payment and delivery as described in the Prospectus Supplement. Institutions with whom the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of the Company. A commission described in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to contracts accepted by the Company. Such contracts will not be subject to any conditions except that (a) the purchase by an institution of the Debt Securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) the Company shall have sold and delivered to any underwriters named in the Prospectus Supplement that portion of the issue of Debt Securities as is set forth therein. The underwriters and agents will not have any responsibility in respect of the validity or the performance of the contracts.

     The place and time of delivery for the Debt Securities will be set forth in the Prospectus Supplement.

     Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Debt Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Debt Securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The legality of the Debt Securities will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated balance sheets of the Company as of August 2, 1997 and August 3, 1996 and the related consolidated statements of earnings, common shareholders' equity and cash flows and the related financial statement schedule for each of the three fiscal years in the period ended August 2, 1997 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company...........................   S-3
Use of Proceeds.......................   S-4
Capitalization........................   S-5
Summary Consolidated Financial Data...   S-6
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations...........................   S-9
Description of the Securities.........  S-11
Underwriting..........................  S-14
Legal Matters.........................  S-15
PROSPECTUS
Statement of Available Information....     3
Incorporation of Certain Documents by
 Reference............................     3
The Company...........................     4
Use of Proceeds.......................     4
Ratio of Earnings to Fixed Charges....     5
Earnings Per Share Data...............     5
Description of Debt Securities........     6
Plan of Distribution..................    11
Legal Matters.........................    11
Experts...............................    12

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                                  $250,000,000

                                      LOGO
                                  $125,000,000
                               6.65% SENIOR NOTES
                                    DUE 2008

                                  $125,000,000
                            7.125% SENIOR DEBENTURES
                                    DUE 2028
                                  ------------

                             PROSPECTUS SUPPLEMENT
                                  MAY 21, 1998

                             (INCLUDING PROSPECTUS
                             DATED APRIL 17, 1998)

                                  ------------
                              SALOMON SMITH BARNEY

                             CHASE SECURITIES INC.

                              MERRILL LYNCH & CO.
======================================================